Rosa Vieira
Senior Account Manager, Client Services
 Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 17, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on August 14, 2007.

1. Second Quarter Report Six Months Ended June 30, 2007

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY